October 9, 2009

Via EDGAR and Overnight Delivery
Mr. Larry Spirgel
Assistant Director - Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

         Re:   Pre-Paid Legal Services, Inc.
               Form 10-K for fiscal year ended December 31, 2008
               Filed February 27, 2009
               File No. 001-09293

Dear Mr. Spirgel:

Below are our responses to your enumerated comments contained in your letter of September 25, 2009 to the above referenced filing. We understand the purpose of your review and comments is to assist us in complying with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We look forward to your comments to our responses and once agreed upon, we will file amended documents in a timely manner.


Item 1 -We note your response to our prior comment four in our letter dated August 11, 2009. However, we note that many of your membership plans allow for members to purchase optional benefits for an additional fee. For example, we note that you offer additional pre-trial hours as an option, or add-on, to the basic Trial Defense plan for an additional fee of $9.00 per month. Tell us whether or not you considered members' purchases of optional benefits when responding to our prior comment four in our letter dated August 11, 2009. If not, disclose the number of engagements between members and provider law firms and how often the engagement led to additional fees being paid by members for optional benefits to the provider law firms.

Yes, in preparing the additional disclosure proposed in our earlier response, we considered all memberships when reviewing additional fees paid to our provider law firms by our members.


Item 2 - We note your disclosure that "[b]ecause the fixed fee payments by us to provider law firms do not vary based on the type and amount of benefits utilized by the member, this capitated arrangement provides significant advantages to us in managing claims risk." Expand your disclosure to discuss the specific advantages the capitated system allows for in managing your claims risk.

We have revised the existing disclosure to read as follows - "Because the fixed fee payments by us to benefit providers do not vary based on the type and amount of benefits utilized by the member, this capitated arrangement provides significant advantages to us in managing claims risk since we know the percentage of Membership fees that will be paid to the benefit providers to deliver the Membership benefits and the timing of such payments."


Item 3 - We note your response to our prior comment seven in our letter dated August 11, 2009, that provider law firms coordinate referrals based on the members' legal needs and the location of the courts. Please further discuss whether or not members' benefits carry over to the local attorneys when referred; or, does the member have to pay additional fees to the local attorney after referral? In addition, discuss how the provider law firms coordinate referrals based on the members' needs. For instance, are specific legal issues or legal matters referred to non-provider attorneys based on expertise?

We propose the following additional language - "Members' benefits carry over to the local attorneys when referred, based on the specific legal matter being referred and the specific benefit applicable to the member. Some referrals are free to the member by way of the specific plan benefit and the referral attorney is paid by the provider law firm. Other referrals are provided under the 25% discount benefit of the plan, where the member pays the discounted fee to the local attorney.

Referrals are made on a case-by-case basis, depending on the specific legal matter and the applicable benefits. The majority of referrals are based on geography of where the member lives, in conjunction with the legal venue and/or the location of the court. Occasionally a member is referred because of expertise that is required on a particular issue. "


Item 4 - We note your response to our prior comment 11 in our letter dated August 11, 2009. However, revise your disclosure to specifically discuss the effect of the repurchases of your stock have had on your stock price, earnings per share and cash flow. In addition, discuss the impact any future treasury stock purchases may have on your financial results.

We propose adding the following language to Item 1A Risk Factors:
We have  repurchased  more than half our  outstanding  shares  over the past ten
--------------------------------------------------------------------------------
years.  We  announced  on April 6,  1999,  a  treasury  stock  purchase  program
------
authorizing management to acquire up to 500,000 shares of our common stock. The Board of Directors has increased such authorization from 500,000 shares to 15 million shares through subsequent board actions. At June 30, 2009, we had purchased 14.2 million treasury shares under these authorizations in both open market and non-open market transactions for a total consideration of $421.2 million, an average price of $29.70 per share. The repurchase program of $421.2 million combined with $17.1 million in dividends has resulted in our returning $438.3 million to shareholders since April 1999 and represents more than 100% of our net earnings during the same timeframe. Our stock price, earnings per share and cash flow would have been different had we invested these funds differently. Additionally, due to these repurchases, the lower number of shares outstanding could favorably affect our stock price assuming our net income remained unchanged resulting in higher earnings per share. Conversely, these repurchases may have contributed to lower average trading volume potentially leading to reduced interest in our stock by large institution investors that typically make larger investments. Any future treasury stock purchases could have a similar impact on our stock price, earnings per share and cash flow.


Item 5 - We note your response to our prior comment 12 in our letter dated August 11, 2009. However, we note that a tabular presentation of the information previously requested would provide investors with much clearer insight into the fundamentals of your business, Please revise.

We propose the following tabular disclosure:

                                   Key Membership and Associate Productivity Data
----------------------------------------------------------------------------------------------------------------------
                                                  Memberships                                                Assocs
                                                  written by                                                 Making
                                       Assocs        Assocs                                                 Sales in
                                      Meeting       Meeting                                                 Current
                         Ending      Production   Production     Total       Assocs     Assocs     Assocs      and
           Ending       Associate      Vesting     Vesting     Membership    Selling    Selling    Making     Prior
 Year    Memberships  Memberships   Requirements  Requirements Production     > 10        > 1     1st Sale    Years
-------  -----------  ------------  ------------  -----------  -----------  ---------  ---------  --------  ---------
2008     1,559,154      417,008        3,496        382,728      552,327      6,996     81,731     43,674   38,057
2007     1,575,802      390,762        2,627        237,881      612,096      9,047     90,123     49,117   41,006
2006     1,538,740      395,068        2,550        241,796      612,726      8,858     90,206     49,955   40,251
2005     1,542,789      410,493        2,941        265,619      700,727     11,221    103,248     61,238   42,010
2004     1,451,700      303,131        2,919        267,573      624,525      9,895     79,716     41,699   38,017


Item 6 - We refer to your response to our prior comment 13 in our letter dated August 11, 2009, where you state that your focus is on making changes to your marketing methods, incentives and methods of distribution. Expand your disclosure to specifically discuss what changes you are referring to. In addition, discuss the potential impact these changes may have on your financial condition and results of operations.

We propose adding the following additional language to the last paragraph included in Overview of Our Financial Model: - "Instead of making changes to our basic product and business model, we believe changes must be made to our marketing methods to increase the exposure of our products and business opportunity. We will consider an increased focus on benefit brokers, independent insurance agents and small businesses as well as considering additional methods of distribution such as an increased focus on Internet based marketing efforts. We will also consider increased incentives such as enhancements to our basic commission structure as well as increased use of performance bonuses. Should we implement additional commissions or bonuses, our marketing related expenses will be increased which may be partially or fully offset by increased Membership fees."


Item 7 - We have reviewed your response to comment 16 from our letter dated August 11, 2009, and the information provided in your weekly production summary and monthly production summary. You state that the provided reports are your "primary management tools." Tell us if your chief operating decision maker receives other reports with financial information on a monthly or other periodic basis. Please confirm that you have given us a copy of all reports provided to your chief operating decision maker.

Our chief operating decision maker requests and receives on an as needed basis other specific non-financial reports, including our quarterly production press releases, which are a subset of our overall production and recruiting reports. These non-financial production and recruiting reports are typically prepared on an individual associate or state/province basis in an effort to review productivity of the specified associate or state/province. The chief operating decision maker receives the following reports with financial information - quarterly earnings releases, quarterly form 10-Qs, form 10-Ks and all other public filings.

We confirm  that we have  provided you with a copy of all reports that our chief
operating   decision   maker   receives  on  a  regular   basis   excluding  the
above-described as-needed non-financial reports.

We believe our financial reporting contained in our filings with the Commission is reflective of our operating decision making and performance assessment and therefore in accordance with applicable requirements pursuant to Account Standards Codification Section 280-10-05.


Item 8 - You also state that your "financial model is a unit model with similar operating & profit margins for all units." Please describe these units and tell us whether these units are represented by the line items on the weekly production summary and monthly production summary you provided. Also tell us the meaning of each of the acronyms on these reports.

We describe our financial model as a unit model where a unit represents one membership. Our weekly production reports provide our CDOM a weekly summary of memberships by type that we find very useful for review of current year production results with the prior year's production results.

Definitions of terms on Weekly Production Summary
-------------------------------------------------

Items under heading "Membership Totals"
---------------------------------------
o        Total Production - new memberships written including reinstatement of previously cancelled memberships.
o        New Business Total - new memberships written.
o        Individual - family plan memberships written, paying on an individual basis but does not include specialty plans.
o        Group - family memberships written, sold to an employee of a participating employer.
o        BUS - business plan memberships.
o        HBBR - home based business rider memberships.
o        LPSE - legal plan for the self-employed memberships.
o        CDLP - commercial driver's legal plan memberships.
o        SIDT - stand alone (without a PPL legal plan) identity theft plan memberships.
o         I-Plan - limited legal service plan with forms memberships.

o        Reinstatement Total - memberships reinstated.
o        PPL Reinstatements - family plan membership reinstatements, both individual and group but doesn't include specialty plans.
o        BUS Reinstatements - business plan membership reinstatements.
o        HBBR Reinstatements - home based business rider memberships reinstated.
o        LPSE Reinstatements - legal plan for the self-employed memberships reinstated.
o        CDLP Reinstatements - commercial driver's legal plan memberships reinstated.
o        I-Plan Reinstatements - limited legal service plan with forms membership reinstatements.
o        SIDT Reinstatements - stand alone (without a PPL legal plan) identity theft plan memberships reinstatements.

o        Total Add-ons - additional benefits added to existing memberships.
o        PPL Add-ons - additional benefits added to family plan memberships, both individual and group.  No specialty plans.
o        BUS Add-ons - additional benefits of business plan memberships.
o        HBBR Add-ons - additional benefits of home based business rider.
o        LPSE Add-ons - additional benefits of legal plan for the self employed.
o        CDLP Add-ons - additional benefits of the commercial driver's legal plan.

o        PPL Cancellations - family plan memberships cancelled including both individual and group.
o        DIDT Cancellations - dual identity theft plan (includes both the legal plan and the IDT plan) memberships cancelled.
o        SIDT Cancellations - stand alone (without a PPL legal plan) identity theft plan memberships cancelled.

Items Under "Additional Production Week Data"
---------------------------------------------
o        # Selling - number of associates making a membership sale.
o        # Recruiting - number of associates recruiting a new associate.
o        Primerica (GA) - memberships sold by an agent of Primerica.
o        Total Premiums Written - membership premiums written (in millions)
o        # St/Pr in Production - number of states and provinces in which memberships are written.
o        Legal Shield - number of legal shield riders written.
o        $9 Opt - number of expanded legal service riders written.
o        DIDT - number of identity theft plan memberships added to existing PPL memberships.
o        MAS - memberships sold that include our Membership Advantage Services program (retention program administered by the
         Company.
o        Deferred to CO - memberships written that were processed to a company held account.
o        Web Mbrships - memberships written via the internet.
o        Comp Grp Plan - group memberships written on a specialty plan for large employers.

Items Under Recruit Totals
--------------------------
o        New Recruits - total number of associates recruited.
o        FS Recruits - total number of associates recruited that entered into the Company's FSTS to success program.
o        Web Agreements - total number of associates recruited that were processed via the world wide web.

o        # of Associates in Production so far this year - number of associates that have sold at least one membership so far this year.

Items Under "Top Ten" and "Top 5 Per Capita"
--------------------------------------------
o        ST - State or Province
o        MBRS - new individual memberships written including reinstatements
o        GRP - new group memberships written including reinstatements
o        REC - total number of associates recruited

Item 9 - Revise your disclosure, if applicable, to discuss all affiliate or related party sales of common stock back to the company since the beginning of the last fiscal year. Refer to Item 404 of Regulation S-K.

We propose adding the following disclosure to Item 13 Certain Relationships and Related Transactions:

As part of the share repurchase program authorized by our Board of Directors, we may from time to time make such purchases from related parties. The table below reflects all such transactions in excess of $120,000 since January 1, 2008:

                                             Treasury share purchases from Related Parties
-----------------------------------------------------------------------------------------------------------------------
  Transaction      No. of              Transaction                         Acquired
     Date          shares     Price      Amount       Basis of Price         From                Relationship
--------------   -----------  -------- -----------  ------------------- --------------- -------------------------------
   8/25/2008       6,500      $  44.39 $  288,535     Prior day close     Randy Harp    Chief Operating Officer (Note 1)
   12/8/2008      150,000        35.08  5,262,000    Negotiated below   Idoya Partners  Partnership jointly managed by
                                                       closing price                     Director Thomas W. Smith and
                                                                                                others (Note 2)
   1/30/2009      200,000        33.57  6,714,000    Negotiated below   Idoya Partners  Partnership jointly managed by
                                                       closing price                     Director Thomas W. Smith and
                                                                                                others (Note 2)


Note (1) - this transaction was approved in writing by our Audit Committee.
Note (2) - this transaction was pursuant to a letter agreement executed by Idoya Partners and our CEO.


We also acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,
PRE-PAID LEGAL SERVICES, INC.


/s/  Randy Harp
-------------------------------------
Randy Harp
Chief Operating Officer

Enclosures